United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

February 23, 2024

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

23 February 2024

Coca-Cola Europacific Partners (CCEP) today confirms it has, together with Aboitiz Equity Ventures Inc. (AEV), completed the acquisition of Coca-Cola Beverages Philippines, Inc. (CCBPI) from The Coca-Cola Company (KO)

•Further to the announcements on 2 August 2023, 20 November 2023 and 30 January 2024 (see links below), CCEP today announces it has, together with AEV, completed the acquisition to jointly acquire 100% of CCBPI from KO
•The key terms of the Share Purchase Agreement comprise:
◦60:40 ownership structure between CCEP and AEV with comprehensive governance arrangements in place
◦Valuation of 100% of CCBPI at $1.8 billion on a debt-free, cash-free basis
•To aid comparability, FY23 adjusted financial information for selected metrics is provided in this release

The acquisition builds on CCEP’s successful expansion into Australia, Pacific & Indonesia (API) in 2021, further strengthens its partnership with KO and supports its long-term growth strategy and focus on driving shareholder value.

CCEP’s acquisition of CCBPI, with AEV, one of the leading conglomerates in the local market, is a great opportunity to co-own an established, well-run business with attractive profitability and growth prospects.

The transaction is thus immediately EPS accretive and creates an even more diverse footprint for CCEP within its existing API business segment, from now on renamed APS (Australia, Pacific & South East Asia). It provides the opportunity to leverage best practice and talent, including supporting Indonesia’s transformation journey. It is therefore aligned with CCEP’s aim of driving sustainable and stronger growth through diversification and scale, and underpins the company’s mid-term strategic objectives.

As CCEP will control the majority (60%) of CCBPI, it will consolidate CCBPI as of the acquisition date and establish a non-controlling interest representing AEV’s minority interest (40%). CCBPI delivered ~$1.91 billion (~€1.7 billion1) of Revenue and ~$1151 million (~€105 million1) of Operating Profit in FY23.

The transaction consideration has been funded through existing liquidity and incremental borrowing. It will have a modest impact on CCEP’s leverage, having closed FY23 at the top end of its mid-term guided range of 3.0 times Net Debt to Comparable EBITDA2.

[1] Amounts represent CCBPI's unaudited results prepared in accordance with Philippine Financial Reporting Standards (PFRS) which will be filed with the registrar in due course. These unaudited results have been presented as if the acquisition had occurred on 1 January 2023 and have been adjusted for provisional acquisition accounting adjustments, CCEP IFRS accounting policy reclassifications and the impact of debt financing costs in connection with the acquisition, excluding items impacting comparability. CCBPI translated from Euros to US Dollars using the average exchange rate for the period of 1.09.
[2] Adjusted for items impacting comparability. For further details, refer to our unaudited results for the fourth quarter and full year ended 31 December 2023, issued on 23 February 2024, which details our non-IFRS performance measures and reconciles, where applicable, our 2023 and 2022 results as reported under IFRS to the non-IFRS performance measures included in this document.

Adjusted financial information

The following non-IFRS adjusted financial information for selected metrics is provided in order to illustrate the effects of the acquisition of CCBPI on the results of operations of CCEP and to allow for greater comparability of the results of the combined group between periods. The adjusted financial information has been prepared for illustrative purposes only, and because of its nature addresses a hypothetical situation. It does not intend to represent the results had the acquisition occurred at the dates indicated, or project the results for any future dates or periods. It is based on information and assumptions that CCEP believe are reasonable, including assumptions as at 1 January 2023 relating to provisional transaction accounting adjustments. No cost savings or synergies were contemplated in these provisional adjustments.

The non-IFRS adjusted financial information has not been prepared in accordance with the requirements of Regulation S-X Article 11 of the US Securities Act of 1933 or any generally accepted accounting standards, may not necessarily be comparable to similarly titled measures employed by other companies and should be considered supplemental to, and not a substitute for, financial information prepared in accordance with generally accepted accounting standards.

The adjusted financial information provided below is on a full year basis for FY23, assuming the acquisition occurred on 1 January 2023. It includes revenues and volumes, and is updated to include the expected cost of financing.

Supplementary Financial Information - Reported to Adjusted comparable

The following provides a summary reconciliation of CCEP’s reported and adjusted comparable results for the full year ended 31 December 2023.

Full year 2023 (unaudited)
In € millions except per share data which is calculated prior to rounding	Reported	Items impacting comparability[1]	Comparable	Adjusted comparable[2]	Transaction accounting adjustments[3]	Adjusted comparable combined
	CCEP		CCEP	CCBPI	CCEP	CCEP
Revenue	18,302	—	18,302	1,744	—	20,046
Cost of sales	11,582	(6)	11,576	1,380	—	12,956
Operating profit	2,339	34	2,373	105	—	2,478
Total finance costs, net	120	—	120	28	26	174
Profit after taxes	1,669	32	1,701	57	(20)	1,738

Attributable to:
Shareholders	1,669	32	1,701	34	(20)	1,715
Non-controlling interest	—	—	—	23	—	23
Diluted earnings per share (€)	3.63		3.71			3.74

Diluted weighted average shares outstanding						459
[1] Amounts represent items affecting the comparability of CCEP’s year-over-year financial performance. Refer to our unaudited results for the fourth quarter and full year ended 31 December 2023, issued on 23 February 2024, for further details on our non-IFRS performance measures and a reconciliation of CCEP's reported to comparable results.
[2] Amounts represent unaudited results of CCBPI as if the acquisition had occurred on 1 January 2023, including provisional acquisition accounting adjustments, CCEP IFRS accounting policy reclassifications and the impact of debt financing costs in connection with the acquisition, excluding items impacting comparability. Total finance costs include a net finance income of €3 million for the year ended 31 December 2023.
[3] Amounts represent provisional transaction accounting adjustments for the 12 months ending 31 December 2023 as if the acquisition had occurred on 1 January 2023 comprising finance costs from CCEP acquisition financing. Tax rate used is 24%, in line with the Group's effective tax rate for the year ended 31 December 2023. Separate financing adjustment is included within CCBPI Adjusted comparable.
The table below illustrates the impact of adjustments made to CCBPI in order to present them on a basis consistent with CCEP’s accounting policies and including acquisition accounting adjustments.

Full year 2023 (unaudited)
In € millions	Historical CCBPI[1]	Reclassifications[2]	Historical adjusted CCBPI	Transaction accounting adjustments[3]	Items impacting comparability[4]	Adjusted comparable
Revenue	1,757	(1)	1,756	—	(12)	1,744
Cost of sales	1,380	(2)	1,378	15	(13)	1,380
Operating profit	123	(3)	120	(7)	(8)	105
Total finance costs, net	—	(3)	(3)	31	—	28
Profit after taxes	90	(1)	89	(29)	(3)	57

[1] Historical unaudited CCBPI results for the period 1 January 2023 to 31 December 2023.
[2] Accounting policy and classification adjustments made to CCBPI in order to present on a basis consistent with CCEP IFRS accounting.
[3] Amounts represent provisional transaction accounting adjustments for the 12 months ending 31 December 2023 as if the acquisition had occurred on 1 January 2023, and mainly include inventory step up costs and an increase in total finance costs as a result of local financing in the Philippines related to the acquisition.
[4] Amounts represent one-time items identified by CCBPI which are not expected to recur, and mainly include the impact from the reversal of certain provisions partially offset by charges related to business transformation activities.

Supplementary Financial Information - Adjusted Revenue & Volume

2023 Adjusted Comparable Revenue by Geography	Q1	Q2	Q3	Q4	HY1	HY2	FY
In € millions
Iberia[1]	655	886	1,029	755	1,541	1,784	3,325
Germany	659	799	800	760	1,458	1,560	3,018
Great Britain	689	881	853	812	1,570	1,665	3,235
France[2]	535	665	586	535	1,200	1,121	2,321
Northern Europe[3]	607	729	688	630	1,336	1,318	2,654
Total Europe	3,145	3,960	3,956	3,492	7,105	7,448	14,553
Australia	631	531	562	661	1,162	1,223	2,385
Pacific[4]	175	155	150	199	330	349	679
Indonesia and Papua New Guinea	203	177	139	166	380	305	685
Philippines[5]	382	453	424	485	835	909	1,744
Total APS	1,391	1,316	1,275	1,511	2,707	2,786	5,493
Total CCEP (adjusted)	4,536	5,276	5,231	5,003	9,812	10,234	20,046

Revenue per unit case[6]
Total Europe	5.42	5.60	5.65	5.54	5.52	5.60	5.56
API	5.77	6.35	6.74	6.44	6.03	6.58	6.30
Philippines[5]	2.70	2.86	2.81	2.80	2.78	2.80	2.79
Total APS	3.63	3.47	3.67	3.65	3.55	3.66	3.61
Total CCEP (adjusted)	4.79	4.95	5.06	4.87	4.87	4.96	4.92
[1] Iberia refers to Spain, Portugal and Andorra.
[2] France refers to continental France and Monaco.
[3] Includes Belgium, Luxembourg, the Netherlands, Norway, Sweden and Iceland.
[4] Pacific refers to New Zealand and the Pacific Islands.
[5] Acquisition of Coca-Cola Beverages Philippines, Inc (CCBPI) completed on 23 February 2024. CCBPI full year comparable revenue measures for 2023 provided by CCBPI management. Revenue includes preliminary adjustments to present on a basis consistent with CCEP IFRS accounting policies and has been adjusted for items impacting period over period comparability. Adjusted as if the acquisition of CCBPI occurred on 1 January 2023 for illustrative purposes only. It is not intended to estimate or predict future financial performance or what actual results would have been.
[6] Comparable and Fx-neutral.

2023 Adjusted Volumes by Reporting Segment	Q1	Q2	Q3	Q4	HY1	HY2	FY
In millions of Unit cases[1]
Total Europe	590	717	705	632	1,307	1,337	2,644
API	178	146	141	170	324	311	635
Philippines[2]	144	171	162	178	315	340	655
Total APS	322	317	303	348	639	651	1,290
Total CCEP (adjusted)	912	1,034	1,008	980	1,946	1,988	3,934
[1] A unit case equals approximately 5.678 litres or 24 8-ounce servings.
[2] CCBPI volumes on an adjusted basis as if the acquisition occurred on 1 January 2023.
Note: volumes on a comparable basis; no selling day shift in FY23.

Further information

For more information on the transaction, please see our website www.cocacolaep.com

–https://ir.cocacolaep.com/static-files/0e2aab54-4883-4518-bb2b-c1a5b4d55c2c
(2 August 2023)
–https://ir.cocacolaep.com/news-releases/news-release-details/coca-cola-ep-plc-update-re-acquisition-ccbpi
(20 November 2023)
–https://ir.cocacolaep.com/news-releases/news-release-details/coca-cola-ep-plc-pcc-approval-received-jointly-acquire-ccbpi
(30 January 2024)

About CCEP (LEI 549300LTH67W4GWMRF57)

CCEP is one of the leading consumer goods companies in the world. We make, move and sell some the world’s most loved brands – serving 600 million consumers and helping more than 2 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the Nasdaq 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on LinkedIn @ Coca-Cola Europacific Partners | LinkedIn

About AEV

AEV is one of the leading conglomerates in the Philippines with over 100 years of business history. It has major investments in power, banking and financial services, food, infrastructure, land, and data science and artificial intelligence. AEV is recognized as one of the best-managed companies in the Philippines and the region, consistently cited for its commitment to good corporate governance and sustainability. Currently, the company is on its Great Transformation journey to become the Philippines’ first Techglomerate as it continues to drive change for a better world by advancing business and communities.

AEV is a member of the United Nations Global Compact, Global Compact Network Philippines Board of Trustees, the APEC Business Advisory Council and the Council for Inclusive Capitalism, and helps champion sustainability initiatives on a regional level through policies, advocacies, and initiatives that contribute to the United Nations Sustainable Development Goals (UN SDGs). With a clear focus on ESG, the company is implementing its #OneAboitizSustainability Synergy model which transforms its life-essential businesses to improve sustainable practices and continue to create a positive impact on society and the environment.

Link to AEV’s website and release: https://aboitiz.com/investor-relations/disclosure/

Enquiries

General Counsel and Company Secretary: Clare Wardle; secretariat@ccep.com

Investor Relations: Sarah Willett; sarah.willett@ccep.com

Media: ccep@portland-communications.com

Forward-Looking Statements

This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, and divestitures, including the joint venture with Aboitiz Equity Ventures Inc. (AEV) and acquisition of Coca-Cola Beverages Philippines, Inc. (CCBPI), strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the “Risk Factors” section of CCEP’s 2022 Annual Report on Form 20-F filed with the SEC on 17 March 2023 and as updated and supplemented with the additional information set forth in the “Principal Risks and Risk Factors” section of the H1 2023 Half-year Report filed with the SEC on 2 August 2023;

2. risks and uncertainties relating to the global supply chain and distribution, including impact from war in Ukraine and increasing geopolitical tensions and conflicts including in the Middle East and Asia Pacific region, such as the risk that the business will not be able to guarantee sufficient supply of raw materials, supplies, finished goods, natural gas and oil and increased state-sponsored cyber risks;

3. risks and uncertainties relating to the global economy and/or a potential recession in one or more countries, including risks from elevated inflation, price increases, price elasticity, disposable income of consumers and employees, pressure on and from suppliers, increased fraud, and the perception or manifestation of a global economic downturn;

4. risks and uncertainties relating to potential global energy crisis, with potential interruptions and shortages in the global energy supply, specifically the natural gas supply in our territories. Energy shortages at our sites, our suppliers and customers could cause interruptions to our supply chain and capability to meet our production and distribution targets;

5. risks and uncertainties relating to potential water use reductions due to regulations by national and regional authorities leading to a potential temporary decrease in production volume; and

6. risks and uncertainties relating to the integration and operation of the joint venture with AEV and acquisition of CCBPI, including the risk that our integration of CCBPI’s business and operations may not be successful or may be more difficult, time consuming or costly than expected.

Due to these risks, CCEP’s actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives, capital expenditures, our agreements relating to and results of the joint venture with AEV and acquisition of CCBPI, and ability to remain in compliance with existing and future regulatory compliance, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s public statements may prove to be incorrect.

End

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: February 23, 2024	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary